RICHEMONT



03003740

SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

31 January 2003

Re: Compagnie Financière Richemont AG/Richemont
        S.A.   (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 30 January 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

PROCESSED

pp *Ellen Style*

Alan Grieve

MAR 0 3 2003
THOMSON
FINANCIAL

Enclosures

cc: Mr Richard L Muglia
       Ms Karen Shell

COMPAGNIE FINANCIÈRE RICHEMONT AG
RIGISTRASSE 2   CH-6300 ZUG SWITZERLAND
TELEPHONE 041 710 33 22   TELEFAX 041 711 71 02 TELEX 862 336 CFR CH



PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

Periode: **17. Januar 2003 bis 30. Januar 2003**

Anzahl der gekauften "A" Units: **0**
Anzahl der verkauften "A" Units: **0**

Anzahl der seit Beginn des Rückkaufsprogrammes
erworbenen "A" Units (netto / Beginn 12. September 2002): **0**

Anzahl "A" Units die einem langfristigen Exekutiv-Leistungs-
programm (zugewiesen)/zurückgenommen wurden (netto): **0**

Nettobestand an eigenen "A" Units per 30. Januar 2003: **18'152'160**

Das Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

Datum: **31. Januar 2003**

Gesellschaft: Compagnie Financière Richemont AG
Person: Alan Grieve / Marius Kuchen
Telefon: 041 710 33 22

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

Période concernée:	**du 17 janvier 2003 au 30 janvier 2003**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**0**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002):	**0**
Nombre des "A" units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net):	**0**
Position nette en "A" units au 30 janvier 2003 :	**18'152'160**

Le programme de rachat porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

Date:	**le 31 janvier 2003**
Société:	Compagnie Financière Richemont AG
Personne:	Alan Grieve / Marius Kuchen
Téléphone:	041 710 33 22